

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2010

By U.S. Mail and Facsimile to: (877) 280-3781

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

   Re: **Citigroup Inc.**
      Form 10-Q for the Period Ended September 30, 2009
      File No. 001-09924

Dear Ms. Lindsay:

  We have completed our review of your Form 10-Q and have no further comments at this time.

        Sincerely,

        Rebekah Blakeley Moore
        Staff Accountant